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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             CARRIZO OIL & GAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   144577 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 15, 1999
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3
--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CB Capital Investors, L.P.
        13-3986302

--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) x

--------------------------------------------------------------------------------
        SEC Use
  3.    Only

--------------------------------------------------------------------------------

  4.    Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
        Citizenship or Place of
  6.    Organization              Delaware
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                      7.   Sole Voting Power
                               5,117,244 shares of Common Stock (2,208,152 of
Number of Shares                 which are issuable upon exercise of a Warrant)
                     -----------------------------------------------------------
 Beneficially         8.   Shared Voting Power
                               Not applicable
                     -----------------------------------------------------------
Owned by Each         9.    Sole Dispositive Power
                               5,117,244 shares of Common Stock (2,208,152 of
Reporting Person                  which are issuable upon exercise of a Warrant)
                     -----------------------------------------------------------
     With            10.    Shared Dispositive Power
                               Not applicable
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
             5,117,244 shares of Common Stock (2,208,152 of which
               are issuable upon exercise of a Warrant)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
             31.5%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3


Item 1. Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Carrizo Oil & Gas, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 14811 St. Mary's Lane, Suite 148, Houston, Texas 77079.


Item 2.  Identity and Background.

         This statement is being filed by CB Capital Investors, L.P., a Delaware limited partnership (hereinafter referred to as "CBCI, L.P."), whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CBCI, L.P. is CB Capital Investors, Inc., a Delaware corporation ("CBCI"), whose principal business office is located at the same address as CBCI, L.P. CBCI is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation, which is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, both of whose principal business offices are located at 270 Park Avenue, 5th Floor, New York, New York 10017. The limited partner of CBCI, L.P. is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CBCI, L.P. CCP is also the investment manager of CBCI.

         CBCI, L.P. and CBCI are engaged in the venture capital and leveraged buyout business. The directors of CBCI are Jeffrey C. Walker and Donald J. Hofmann. The executive officers of CBCI are Jeffrey C. Walker, Chief Executive Officer; Donald J. Hofmann, President; Mitchell J. Blutt, M.D., Secretary; and Robert C. Carroll, Assistant Secretary. Each of the individual general partners of CCP listed below are also officers of CBCI. The address for each of the directors and executive officers of CBCI, each of whom is a United States citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         CCP is also engaged in the venture capital and leveraged buyout business. Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  Arnold L. Chavkin
                  Michael R. Hannon
                  Donald J. Hofmann
                  Stephen P. Murray
                  John M. B. O'Connor
                  Brian J. Richmand
                  Shahan D. Soghikian
                  Jeffrey C. Walker
                  Damion E. Wicker, M.D.

Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

         Jeffrey C. Walker is the managing general partner of CCP. In addition to the individuals who are general partners, the remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3


Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth on Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         The Chase Manhattan Bank, ("Chase Bank") is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

         The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

         To CBCI, L.P.'s knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CBCI, L.P. and all persons to whom information is required hereunder by virtue of CBCI, L.P.'s response to Item 2.

         Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CBCI, L.P., the information called for therein should be given with respect to each of the persons listed in this Item 2, including CBCI, CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase Bank and Chase Bank's executive officers and directors, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CBCI, L.P. should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CBCI, L.P., neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CBCI, L.P. or a member of a group together with CBCI, L.P. either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.


Item 3.  Source and Amount of Funds or Other Consideration.

Transactions Involving the Issuer

         On December 15, 1999, CBCI, L.P. purchased 2,909,092 shares of the Issuer's Common Stock, a Warrant to purchase 2,208,152 shares of the Issuer's Common Stock and the Issuer's 9% Senior Subordinated Notes due on December 15, 2007 in the aggregate principal amount of $17,600,001, pursuant to a Securities Purchase Agreement and a Warrant Agreement, each dated as of December 15, 1999, for an aggregate purchase price of $24,000,003.

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3


Source of Funds

         The funds provided by CBCI, L.P. for the purchase of the Issuer's Common Stock, Warrant and 9% Senior Subordinated Notes were obtained from CBCI, L.P.'s contributed capital, which includes funds that are held available for such purpose.


Item 4. Purpose of Transaction

         As more fully described in Item 6, pursuant to a Securities Purchase Agreement (the "Purchase Agreement") and a Warrant Agreement (the "Warrant Agreement", and collectively with the Purchase Agreement, the "Transaction Documents"), each dated as of December 15, 1999 among the Issuer, CBCI, L.P., Mellon Ventures, L.P. and certain directors of the Issuer (collectively, the "Investors"), CBCI, L.P. acquired 2,909,092 shares of the Issuer's Common Stock, a Warrant to purchase 2,208,152 shares of the Issuer's Common Stock and the Issuer's 9% Senior Subordinated Notes due on December 15, 2007 in the aggregate principal amount of $17,600,001, for an aggregate purchase price of $24,000,003.

         Pursuant to the Shareholders Agreement among the Issuer, the Investors and certain Original Founder Shareholders (the "Shareholders Agreement"), identified as Exhibit A hereto and incorporated herein by reference, the parties have agreed: (i) for so long as CBCI, L.P. owns at least 15% of the fully diluted Common Stock of the Issuer, to vote their shares of Common Stock to elect two nominees of CBCI, L.P. to the board of directors of the Issuer (the "Board"); (2) for so long as CBCI, L.P. owns at least 7.5% of the fully diluted Common Stock of the Issuer, to vote their shares of Common Stock to elect one nominee of CBCI, L.P. to the Board; (3) after the fifth anniversary of the execution of the Shareholders Agreement and for so long as CBCI, L.P. owns at least 15% of the fully diluted Common Stock of the Issuer and certain events have not occurred, to vote their shares of Common Stock to elect two additional nominees of CBCI, L.P. to the Board; and (4) upon an increase in the size of the Board absent certain delineated circumstances, to vote their shares to elect that number of CBCI, L.P. nominated directors necessary to maintain a certain ratio of CBCI, L.P. nominated directors to the total number of directors on the Board. Additionally, the Issuer is obligated to maintain at least three committees of the Board and CBCI, L.P. is entitled to designate a director nominated by CBCI, L.P. to be a member of each committee.

         Pursuant to the Shareholders Agreement, Messrs. Christopher Behrens and Arnold Chavkin were appointed to the Issuer's Board of Directors. Messrs. Behrens and Chavkin are both general partners of CCP and Vice Presidents of CBCI.

         The acquisition of the Issuer's securities has been made by CBCI, L.P. for investment purposes. Although CBCI, L.P. has no present intention to do so, CBCI, L.P. may make additional purchases of the Issuer's securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CBCI, L.P. may decide to sell all or part of its holdings of the Notes, the Common Stock and the Warrant in one or more public or private transactions.

         Except as set forth in this Item 4, CBCI, L.P. has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4. However, CBCI, L.P. reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, a sale or transfer of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3



Stock to cease to be listed on the NASDAQ or causing the Issuer's Common Stock to become eligible for termination of registration, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Item 5. Interest in Securities of the Issuer.

         CBCI, L.P. may be deemed the beneficial owner of 5,117,244 shares of the Issuer's Common Stock. CBCI, L.P.'s deemed beneficial ownership represents 31.5% of the Issuer's Common Stock as of December 15, 1999. CBCI, L.P. has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

         Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported herein. No person other than CBCI, L.P. has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CBCI, L.P.

         In connection with the transaction reported hereunder, CBCI, L.P. entered into certain agreements with the Issuer as well as with other Investors and Founding Shareholders. The terms of these agreements provide generally that CBCI, L.P., the other Investors and certain Founding Shareholders agree to certain restrictions on the transferability of the Common Stock held by such parties and that the Issuer agrees with CBCI, L.P., the other Investors and certain Founding Shareholders to provide certain registration rights under the Securities Act of 1933, as amended. Prior to the reported transaction, CBCI, L.P. had no contractual or other relationship with the other Investors, the Founding Shareholders or others with respect to beneficial ownership of the Issuer's Common Stock.

         The parties to the Shareholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would be deemed to beneficially own an aggregate of 12,689,556 shares of the Issuer's Common Stock, or approximately 75.1% of the total number of outstanding shares of the Issuer's Common Stock.

         CBCI, L.P. disclaims the beneficial ownership of any of the Issuer's securities owned by any other party, including the parties to the Shareholders Agreement. CBCI, L.P. disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Reference is made to the information disclosed under Items 3 and 4 of this Schedule 13D which is incorporated by reference in response to this Item 6. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         The Purchase Agreement, identified as Exhibit B hereto and incorporated herein by reference and the Shareholders Agreement prohibit the Investors from transferring their securities to any competitor of the Issuer. The Purchase Agreement provides that the Investors shall have access to certain of the records of the Issuer and that the Issuer shall furnish certain of its financial reports to each of the Investors. The Issuer covenants that it shall, among other things and subject to certain exceptions, pay its taxes, preserve its corporate existence, maintain and preserve its properties and inform the Investors of the creation or acquisition of any direct or indirect subsidiaries. The Issuer also covenants that it shall not, among other things, permit to exist any indebtedness, liens or investments other than that expressly allowed for in the Purchase Agreement, change the nature of its business, merge or consolidate with any other Person, sell or acquire all or substantially all of the assets of the Issuer or other Person, pay dividends, make distributions or make capital

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3



expenditures other than those expressly allowed for in the Purchase Agreement, engage in transactions with any of its Affiliates other than certain delineated exceptions, or fail to meet certain delineated financial performance requirements.

         The Warrant Agreement dated as of December 15, 1999 among the Issuer and the Investors and Warrant No. 6 dated as of December 15 by the Issuer to CBCI, L.P., identified as Exhibits C and D hereto respectively and incorporated herein by reference, grant CBCI, L.P. the right to purchase up to 2,208,152 shares of Common Stock, subject to certain adjustments. The Warrant is immediately exercisable at the exercise price of $2.20 per share (subject to certain adjustments) and will expire on December 15, 2007.

         The Shareholders Agreement grants the certain Investors preemptive rights with respect to any future offering or issuance of securities. The Shareholders Agreement also grants certain investors the right to participate in certain sales or transfers of shares held by the Founding Shareholders.

         The Issuer and the Investors entered into a Registration Rights Agreement, identified as Exhibit E hereto and incorporated herein by reference, which grants the Investors certain rights with respect to registration under the Securities Act of 1933, as amended. Under the terms of the Registration Rights Agreement, a majority of the Investors may demand that the Issuer register shares held by the Investors and a majority of the Investors may require the Issuer to file a shelf registration statement, which statement shall qualify as a demand registration of the Investors. The Registration Rights Agreement also grants "piggy-back" rights to the Investors to participate in certain registration statements filed by the Issuer.


Item 7. Material to be Filed as Exhibits

Exhibit A *       Shareholders Agreement dated as of December 15, 1999, among
                  Carrizo Oil & Gas, Inc., CB Capital Investors, L.P., Mellon
                  Ventures, L.P., S. P. Johnson, IV, Frank A. Wojtek, Douglas A.
                  P. Hamilton, Paul B. Loyd, Jr., Steven A. Webster and DAPHAM
                  Partnership, L.P.

Exhibit B *       Securities Purchase Agreement dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P.,
                  Mellon Ventures, L.P., Douglas A. P. Hamilton, Paul B. Loyd,
                  Jr. and Steven A. Webster.

Exhibit C *       Warrant Agreement dated as of December 15, 1999, among Carrizo
                  Oil & Gas, Inc., CB Capital Investors, L.P., Mellon Ventures,
                  L.P., Douglas A. P. Hamilton, Paul B. Loyd, Jr. and Steven A.
                  Webster.

Exhibit D         Warrant No. 6, dated as of December 15, 1999, issued by
                  Carrizo Oil & Gas, Inc. to CB Capital Investors, L.P.

Exhibit E *       Registration Rights Agreement dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P. and
                  Mellon Ventures, L.P.


* Incorporated herein by reference to the Issuer's Form 8-K filed on December 22, 1999.


SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

Issuer: Carrizo Oil & Gas, Inc.                        CUSIP Number: 144577 10 3



SCHEDULE B

Item 2 information for executive officers and directors of The Chase Manhattan Bank.



SCHEDULE C

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CB CAPITAL INVESTORS, L.P.
                                By:  CB Capital Investors, Inc., Its General
                                         Partner


                                By:/s/ Christopher C. Behrens
                                   --------------------------------------------
                                   Name: Christopher C. Behrens
                                   Title:  General Partner


    December 23, 1999
---------------------------
         Date